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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

SEC FILE NUMBER
CUSIP NUMBER

                           NOTIFICATION OF LATE FILING


(CHECK ONE):[X] Form 10-KSB [ ]Form 20-F [ ]Form 11-K [ ]Form 10-Q [ ]Form N-SAR

For Period Ended: _DECEMBER 31, 2003

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended: December 31, 2003
                                 -----------------

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  READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.
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     NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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PART I -- REGISTRANT INFORMATION
ARTWORK & BEYOND, INC.
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Full Name of Registrant

DYNAMIC I-T, INC.
-------------------------
Former Name if Applicable

331 DANTE COURT
---------------------------------------------------------
Address of Principal Executive Office (STREET AND NUMBER)

HOLBROOK, NEW YORK 11741
City, State and Zip Code

PART II -- RULES 12B-25(B) AND (C)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)


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                 (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

                 (b) The subject annual report, semi-annual report,
                     transition report on Form 10-K, Form 20-F, 11-K or Form
[X] N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; or

                 (c) The accountant's statement or other exhibit required by
                     Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

Registrant was not able to timely complete its financials due to the accountants being unable to complete the financials required to be included.

PART IV-- OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification

HOWARD BLUM             (631)                  471-0065
------------        ---------------        ------------------
  (Name)              (Area Code)          (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d)
of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no,
identify report(s). [X] Yes   No [ ]

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[X] Yes   No [ ]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The net loss of the corporation increased from ($294,274) for the year ending December 31, 2002 to approximately ($401,990) for the year ending December 31, 2003.




                             ARTWORK & BEYOND, INC.
                  -------------------------------------------
                  (Name of Registrant as Specified in Charter)


  has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


  Date:  March 30, 2004              By: /S/ HOWARD BLUM
                                     --------------------------
                                     Howard Blum, CEO


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